PEPCO HOLDINGS, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

(Millions of Dollars)	Pepco (As Reported)	Conectiv (As Reclassified)	Pro Forma Adjustments Dr.	Cr.	Pepco Holdings, Inc. (Pro Forma)	
Operating Revenue						
Utility	$1,723.5	$2,234.7			$3,958.2	
Competitive operations	750.1	3,258.2			4,008.3	
Gain on divestiture of generation and other assets	29.3	297.1			326.4	
Total Operating Revenue	2,502.9	5,790.0			8,292.9	
Operating Expenses						
Fuel and purchased energy	1,340.5	4,286.0			5,626.5	
Other operation and maintenance	373.4	585.1			958.5	
Depreciation and amortization	170.6	228.5	$6.5 (g)		405.6	
Other taxes	186.5	74.4			260.9	
Impairment loss	65.5				65.5	
Deferred electric service costs		(143.2)			(143.2)	
Total Operating Expenses	2,136.5	5,030.8	6.5		7,173.8	
Operating Income	366.4	759.2			1,119.1	
Other Income (Expenses)						
Interest income	62.0	9.4			71.4	
Interest expense	(148.7)	(169.8)			(318.5)	
(Loss) from equity investments	(23.9)	(8.0)			(31.9)	
Other income	5.3	58.9			64.2	
Total Other (Expenses) Income	(105.3)	(109.5)			(214.8)	
Distributions on Preferred Securities of Subsidiary Trust	9.2	13.3			22.5	
Income Tax Expense	83.5	253.5		2.6 (g)	334.4	
Income From Continuing Ops. (excludes Conectiv's Discontinued Telecom. Operations and Extraordinary Item)	$168.4	$382.9	$6.5	$2.6	$547.4	
Weighted Average Shares Outstanding						
Common Stock	108.5	82.7		32.5	158.7	(h)
Class A Common Stock	-	5.7			-	
Earnings (Loss) Per Share of Common Stock						
Common Stock, Continuing Operations - Basic	$1.51	$4.43			$3.45	
Common Stock, Continuing Operations - Diluted	$1.50	$4.41			$3.43	
Class A Common Stock, Before Extraordinary Item - Basic and Diluted	-	$1.94			-	
Dividends Declared Per Share						
Common Stock	$1.165	$0.88			$1.46	
Class A Common Stock	-	$1.55			-	

PEPCO HOLDINGS, INC.
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AT DECEMBER 31, 2001

(Millions of Dollars)	Pepco (As Reported)	Conectiv (As Reclassified)	Pro Forma Adjustments Dr.		Pro Forma Adjustments Cr.		Pepco Holdings, Inc. (Pro Forma)
ASSETS							
CURRENT ASSETS							
Cash and cash equivalents	$515.5	$52.9	700.0	(f)	1,098.0	(a)	170.4
Marketable securities	161.2	5.1					166.3
Conectiv asset sale receivable		174.1					174.1
Accounts receivable, net	401.2	636.4					1,037.6
Fuel, materials and supplies - at average cost	37.8	124.8					162.6
Prepaid expenses and other	24.2	80.2					104.4
Total Current Assets	1,139.9	1,073.5	700.0		1,098.0		1,815.4
INVESTMENTS AND OTHER ASSETS							
Investment in finance leases	736.0	45.3					781.3
Operating lease equipment, net	4.6						4.6
Goodwill		330.6	885.7	(c)			1,216.3
Regulatory assets, net	14.3	1,212.4					1,226.7
Other	637.7	236.9	18.5	(c.2)			893.1
Total Investments and Other Assets	1,392.6	1,825.2	904.2		0		4,122.0
INVESTMENT IN CONECTIV			2,196.0	(a)	2,196.0	(b)	0.0
PROPERTY, PLANT AND EQUIPMENT							
Property, plant and equipment	4,361.9	5,150.6	217.0	(c.1)			9,729.5
Accumulated depreciation	(1,608.5)	(1,768.6)					(3,377.1)
Net Property, Plant and Equipment	2,753.4	3,382.0	217.0				6,352.4
TOTAL ASSETS	$5,285.9	$6,280.7	$4,017.2		$3,294.0		$12,289.8
LIABILITIES AND SHAREHOLDERS' EQUITY							
CURRENT LIABILITIES							
Short-term debt	$458.2	$1,596.2					2,054.4
Accounts payable and accrued payroll	224.1	351.4			16.0	(c.6)	591.5
Capital lease obligations due within one year	15.2	0.1					15.3
Interest and taxes accrued	92.6	46.1					138.7
Other	175.3	250.1			47.3	(c.4)	472.7
Total Current Liabilities	965.4	2,243.9	0		63.3		3,272.6
DEFERRED CREDITS							
Regulatory liabilities, net		49.3					49.3
Income taxes	501.6	860.5			37.0	(c.5)	1,399.1
Investment tax credits and other	24.7	43.2					67.9
Other	38.8	242.9			95.8	(c.3)	377.5
Total Deferred Credits	565.1	1,195.9	0		132.8		1,893.8
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	1,722.4	1,356.7			700.0	(f)	3,779.1
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST WHICH HOLDS SOLELY PARENT JUNIOR SUBORDINATED DEBENTURES	125.0	165.0					290.0
PREFERRED STOCK	84.8	48.3					133.1
SHAREHOLDERS' EQUITY							
Common stock, $.01 par value for PHI	118.5	0.8	0.8 (b) 117.4 (d)		0.5	(a)	1.6
Additional paid in capital	1,015.4	1,121.5	1,121.5 (b) 278.1 (e)		1,097.5 (a) 117.4 (d)		1,952.2
Unearned compensation		(1.7)			1.7	(b)	0.0
Accumulated other comprehensive loss	(6.7)	(65.9)			65.9	(b)	(6.7)
Retained income	974.1	216.2	216.2	(b)			974.1
	2,101.3	1,270.9	1,734.0		1,283.0		2,921.2
Less cost of shares of common stock in treasury	(278.1)				278.1	(e)	0.0
	1,823.2	1,270.9	1,734.0		1,561.1		2,921.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,285.9	$6,280.7	$1,734.0		$2,457.2		$12,289.8

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

BACKGROUND

The unaudited pro forma combined financial statements have been prepared to give effect to the merger of Pepco and Conectiv resulting in both becoming wholly owned subsidiaries of Pepco Holdings, Inc. The transaction will be accounted for as an acquisition of Conectiv by Pepco under the purchase method of accounting. The unaudited pro forma financial information is derived from the December 31, 2001 historical financial statements of Pepco and Conectiv. The Conectiv historical financial statements have been reclassified to conform to the presentation in Pepco's financial statements. Additionally, Conectiv's historical balance sheet includes pro forma adjustments to reflect the ACE power plant sale. The accompanying unaudited pro forma balance sheet assumes that the acquisition was consummated on December 31, 2001 and the statement of income assumes that the acquisition was consummated on January 1, 2001.

This unaudited pro forma combined financial information should be read in conjunction with the separate historical financial statements for Pepco and Conectiv, and their notes thereto. The unaudited pro forma combined financial statements are not necessarily indicative of the results of operations or financial position that would have been achieved had the transaction reflected therein been consummated as of the date indicated, or of the results of operations or financial position for any future periods or dates.

PRO FORMA ADJUSTMENTS

(a) The purpose of this adjustment is to record the total consideration of $2,196 paid by Pepco Holdings, Inc. for Conectiv and to set up the "Investment in Conectiv" account. The consideration consists of 50% cash and 50% in Pepco Holdings, Inc. stock.

	At December 31, 2001 (Amounts in Millions, except per share amount)
Consideration to be Paid to Existing Conectiv Shareholders by Pepco Holdings, Inc.	
Cash to be paid (50% of $2,196) ......$	1,098.0 **(a)**
Stock Consideration:	
Par value of stock (50.2 million shares, see below, @ $.01 par value)......$	.5 **(a)**
Paid in capital ......$	1,097.5 **(a)**
Total consideration to be paid by Pepco Holdings, Inc. for Conectiv ......$	2,196.0

(b) The purpose of this adjustment is to eliminate Conectiv's historical equity accounts in consolidation.

(c)   The purpose of this adjustment is to calculate and record the Goodwill generated from the acquisition of Conectiv (amounts in millions).

Total consideration paid for Conectiv .... $ 2,196.0

Less: Book value of Conectiv's net assets (i.e., Conectiv's equity)............................. $ 1,270.9

　　　Excess of acquisition cost to be allocated .... $ 925.1

	Conectiv, Book Value	Conectiv, Fair Value		
Assets:				
Property, plant and equipment, net................................. $	3,382.0	3,599.0	(217.0)	**(c.1)**
Investments and other assets	1,494.6	1,513.1	(18.5)	**(c.2)**
Goodwill	330.6	330.6	-	
Current assets	1,073.5	1,073.5	-	
Liabilities:				
Preferred stock and securities of subsidiaries................ $	213.3	213.3	-	
Long-term debt	1,356.7	1,356.7	-	
Current liabilities..	2,243.9	2,243.9	-	
Deferred credits and other liabilities	1,195.9	1,291.7	95.8	**(c.3)**
Add: Liabilities assumed			47.3	**(c.4)**
Deferred income tax liability			37.0	**(c.5)**
Pepco's estimated direct acquisition costs.................			16.0	**(c.6)**
Goodwill generated from the acquisition		$	885.7	**(c)**
Existing goodwill on Conectiv's books.................................			330.6	
Total Goodwill on Pepco Holdings, Inc.'s books.........		$	1,216.3	

(1) This amount represents the adjustment needed to record non-regulated generating assets at their fair value based on existing agreements to divest in 2001 and to record other generating assets at fair value based on valuations performed in June 2000.

(2) This amount represents the increase in prepaid pension assets based on the excess of plan assets over the projected benefit obligation after eliminating unrecognized actuarial gains, prior service costs, and net transaction assets.

(3) This amount represents a $38.9 million adjustment needed to record energy contacts at fair value, determined by comparing contractual costs to quoted market prices for equivalent purchase energy contracts. Additionally, the remaining $56.9 million records additional liabilities to other post retirement benefits projected plan obligations over plan assets after eliminating unrecognized actuarial gains, prior service costs and net trust or obligations for the excess of the fair value of the plan assets over the accumulated postretirement benefit obligation.

(4) This amount consists of adjustments for the assumption of liabilities related to $24 million of estimated merger costs for Conectiv, $10 million for the estimated compensation that Conectiv will incur due to the change in control, and $13.3 million related to the estimated liability associated with Conectiv's settlement of stock options held by certain Conectiv officers and management.

(5) This amount reflects the pro forma tax impact of pro forma adjustments (1) through (4) at a 40% tax rate.

(6) This amount reflects Pepco's estimated direct costs of the acquisition which are being deferred by Pepco and treated as part of the acquisition cost.

(d) The purpose of this adjustment is to reflect the change in the $1 par value of Pepco's common stock to a $.01 par value.

Pepco common shares outstanding at December 31, 2001	107.2
Par value of Pepco Holdings, Inc. shares	$ .01
Par value of Pepco Holdings, Inc. shares issued to Pepco shareholders	1.1
Existing par value of all Pepco common stock	118.5
Adjustment to decrease Pepco's par value against paid in capital	117.4 **(d)**

(e) The purpose of this adjustment is to eliminate the cost of Pepco's common stock held in treasury.

(f) The purpose of this adjustment is to reflect Pepco Holdings, Inc. borrowings of $700 million. These funds will be used to partially fund the acquisition of Conectiv.

(g) The purpose of this adjustment is to record pro forma depreciation on the excess of the fair value of Conectiv's PP&E vs. its book value using an estimated depreciation rate of 3% ($217 x .03 = $6.5. The pro forma tax benefit of this entry, using a 40% tax rate, is $2.6 million.

(h) <u>Determination of the number of Pepco Holdings, Inc. shares to be issued to existing Conectiv shareholders</u>

Each outstanding share of Conectiv stock will be converted into Pepco Holdings, Inc. common stock on the basis outlined in the merger agreement and each outstanding share of Pepco stock will be converted into one share of Pepco Holdings, Inc. common stock.

Total consideration to be paid to Conectiv's common shareholders	$	2,196.0
Portion to be paid in cash - (50%)		1,098.0
Pepco Holdings, Inc. stock to be issued as consideration to Conectiv shareholders - (50%)	$	1,098.0
Price per share based upon average Pepco share price immediately before and after announcement of Merger Agreement	$	21.89
Number of Pepco Holdings, Inc. shares to be issued to Conectiv shareholders		50.2
Shares issued to existing Pepco shareholders		108.5
Total Pepco Holdings, Inc. outstanding shares		158.7